

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

July 8, 2010

Via Mail and Facsimile (415-955-8910)

David She
Chief Financial Officer
China Natural Gas, Inc.
19th Floor, Building B, Van Metropolis
Tang Yan Road, Hi-Tech Zone
Xi'an, 710065, Shaanxi Province, China

> **Re: China Natural Gas, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 10, 2010**
> **File No. 000-31539**
> **Response Letter Filed June 11, 2010 and July 1, 2010**

Dear Mr. She:

   We have limited our review of your filing to disclosure relating to your contacts with countries that have been identified as a state sponsor of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the information in response 1 of your June 11, 2010 letter regarding your joint venture with a subsidiary of CNPC and the fact that your joint venture does not contemplate business activities outside of China. It appears to us that your affiliation with CNPC may be the reason your company was included on the

Genocide Intervention Network's Sudan Peer Performance Analysis. It appears also that this inclusion may cause investors to divest or avoid investing in your stock. Please discuss the materiality to you of CNPC activity in Cuba, Iran, Syria and Sudan, and whether such activity constitutes a material investment risk for your security holders. Address materiality in terms of any applicable quantitative factors, including amounts the joint venture paid to CNPC during each of the last 3 fiscal years that CNPC could use in activities in the referenced countries. Address materiality also in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of CNPC activities upon your reputation and share value.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please understand that we may have additional comments after we review your response to our comments. Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: H. Christopher Owings
        Assistant Director
        Division of Corporation Finance

        Matthew Chang, Esq. (Via Facsimile)
        The Crone Law Group